Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Accenture plc:

We consent to the use of our report dated October 20, 2008, with respect to the Consolidated Balance Sheets of Accenture Ltd (the predecessor issuer) as of August 31, 2008 and 2007, and the related Consolidated Statements of Income, Shareholders’ Equity and Comprehensive Income, and Cash Flows for each of the years in the three-year period ended August 31, 2008, and the effectiveness of internal control over financial reporting as of August 31, 2008, incorporated herein by reference.

Our report states that Accenture Ltd (the predecessor issuer), as of September 1, 2007, changed its method of accounting for uncertain tax positions, as of August 31, 2007, changed its method of accounting for defined benefit pension and other postretirement plans, and as of September 1, 2005, changed its method of accounting for share-based compensation awards.

/s/ KPMG LLP

Chicago, Illinois

September 1, 2009